UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

07003513

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SIG BROKERAGE, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVENUE SUITE #220
(No. and Street)

BALA CYNWYD (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2600
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING RECEIVED

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, BRIAN SULLIVAN swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIG BROKERAGE, LP, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Treasurer

Title

2/16/07

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANNA DiSANTO-MATZIK, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 21, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Partners of
SIG Brokerage, L.P.

We have audited the accompanying statement of financial condition of SIG Brokerage, L.P. (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SIG Brokerage, L.P. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 21, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

SIG BROKERAGE, L.P.
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash	$ 16,118
Commissions Receivable	23,165
Receivable from Clearing Broker	3,339,949
Receivable from Affiliates	70,293
Investments in Securities - at fair value (cost $6,434,518)	19,492,772
Other Assets	2,856
Total Assets	$22,945,153
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Payable to affiliates	$ 462,931
Accrued expenses and other liabilities	234,425
Total liabilities	697,356
Partners' Capital	22,247,797
Total Liabilities and Partners' Capital	$22,945,153

See Notes to Statement of Financial Condition

1. ORGANIZATION:

SIG Brokerage, L.P. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE") and the American Stock Exchange, LLC ("Amex"). The Company earns commissions primarily from acting as an introducing broker for other registered broker-dealers on the NYSE and Amex. The Company is owned 99% by SIG Specialists, Inc. (the "Parent") and 1% by SIG Brokerage, LLC.

2. SIGNIFICANT ACCOUNTING POLICIES:

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

No provision for federal income taxes has been made since, as a limited partnership, the Company is not subject to federal income taxes. The Company is exempt for state and local income tax purposes as the Company has elected to file as a part of a consolidated group wherein the sole shareholder of the Parent files for the group. Provisions for state and local taxes are computed by the sole shareholder of the Parent and allocated to the Company, when applicable.

3. RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK:

At December 31, 2006, the receivable from the clearing broker represents commissions earned as an introducing broker.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the accounts introduced by the Company. As of December 31, 2006, there were no unsecured amounts related to these accounts that were owed to the clearing broker.

4. RELATED PARTY TRANSACTIONS:

The Company is under common control with Susquehanna International Group LLP ("SIG") and Susquehanna Business Development, Inc.

The Company executes trades for affiliated broker-dealers for which it receives commissions at various rates.

SIG acts as a common payment agent for the Company and various affiliates for all direct and indirect expenses. The Company pays a monthly management fee for the indirect costs based on allocations determined at the affiliated entity's discretion. Included in the due to affiliates is an accrued management fee of $82,614 relating to these indirect operating costs.

Susquehanna Business Development, Inc. performs marketing services for the Company. The payable to this affiliate for these services is $126,602 as of December 31, 2006. Because of its short-term nature, the fair value of the payable to affiliates approximates its carrying amount.

The Company and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

5. NET CAPITAL REQUIREMENT:

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2006, the Company had net capital of $2,853,959, which exceeded its requirement of $69,657 by $2,784,302.

6. NYSE GROUP RESTRICTED STOCK EXCHANGE TRANSACTION:

As of December 31, 2005, the Company owned 3 NYSE memberships. The Company accounted for its investment in these memberships under the cost method since its inception. On March 7, 2006, the NYSE and Archipelago Holdings, Inc. combined their businesses and became wholly-owned subsidiaries of NYSE Group, Inc. ("NYSE Group"), a newly-created, for-profit and publicly-traded holding company (the "NYSE Merger").

In connection with the NYSE Merger, the Company received $1,109,350 in cash and 237,379 shares of NYSE Group common stock (the "NYX stock") in exchange for its 3 NYSE memberships. In addition, the Company received $210,531 with respect to the 3 NYSE memberships pursuant to a "permitted dividend" declared by the NYSE immediately prior to the consummation of the NYSE Merger.

APB No. 29, as amended by Statement of Financial Accounting Standards No. 153, *Exchanges of non-monetary assets*, provides guidance on exchanges of assets in a non-monetary transfer. Accounting for non-monetary assets acquired in a substantially non-monetary exchange is, at times, based on cost or fair value of the assets relinquished and, at times, on the fair value of the assets received in the exchange. Based on the guidance under APB No. 29, the Company valued the shares of NYX stock received immediately after the exchange based on the cost of the assets relinquished in the exchange with an adjustment for the cash received from the exchange. Based on this methodology, the Company determined the adjusted cost basis of the shares received from the exchange to be $6,434,518 as of the date of the NYSE Merger.

After the consummation of the NYSE Merger, the Company accounts for its investment in the NYX stock as owned restricted stock and reflects its value on its statement of financial condition at the estimated fair value of such restricted shares pursuant to the American Institute of Certified Public Accountants *Audit and Accounting Guide – Brokers and Dealers in Securities*. The shares of NYX stock received in the NYSE Merger are subject to a three-year restriction on transfer. The restriction will be removed in equal one-third installments on each of March 7, 2007, 2008 and 2009, unless the restrictions are removed earlier by the NYSE Group in its sole discretion.

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
SIG Brokerage, LP

In planning and performing our audit of the financial statements and supplemental schedule of SIG Brokerage, LP (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 21, 2007

END